UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No.    )(1)

Delta Air Lines

(Name of Issuer)

Common Stock, $1.50 par value per share

(Title of Class of Securities)

247361108

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 247361108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Susquehanna Investment Group

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,669,671*

	6.	Shared Voting Power 8,730,932*

	7.	Sole Dispositive Power 4,669,671*

	8.	Shared Dispositive Power 8,730,932*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,730,932*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.7%**

12.	Type of Reporting Person (See Instructions) BD, PN

*The reporting persons (other than Susquehanna International Group, LLP) are independent broker-dealers that are under common control and may be deemed to be a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares directly owned by it and that the reporting persons have shared voting and dispositive power with respect to all of the shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by the other reporting persons except that Susquehanna Investment Group and Susquehanna Securities share beneficial ownership with respect to 1,312,600 shares held in a joint account.

** Based on 129,410,921 shares as reported in the Issuer’s Form 10-Q for the quarterly period ended October 31, 2004.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Susquehanna Securities

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 297,900*

	6.	Shared Voting Power 8,730,932*

	7.	Sole Dispositive Power 297,900*

	8.	Shared Dispositive Power 8,730,932*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,730,932*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.7%**

12.	Type of Reporting Person (See Instructions) BD, PN

*The reporting persons (other than Susquehanna International Group, LLP) are independent broker-dealers that are under common control and may be deemed to be a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares directly owned by it and that the reporting persons have shared voting and dispositive power with respect to all of the shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by the other reporting persons except that Susquehanna Investment Group and Susquehanna Securities share beneficial ownership with respect to 1,312,600 shares held in a joint account.

** Based on 129,410,921 shares as reported in the Issuer’s Form 10-Q for the quarterly period ended October 31, 2004.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Susquehanna Capital Group

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,450,761*

	6.	Shared Voting Power 8,730,932*

	7.	Sole Dispositive Power 2,450,761*

	8.	Shared Dispositive Power 8,730,932*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,730,932*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.7%**

12.	Type of Reporting Person (See Instructions) BD, PN

*The reporting persons (other than Susquehanna International Group, LLP) are independent broker-dealers that are under common control and may be deemed to be a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares directly owned by it and that the reporting persons have shared voting and dispositive power with respect to all of the shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by the other reporting persons except that Susquehanna Investment Group and Susquehanna Securities share beneficial ownership with respect to 1,312,600 shares held in a joint account.

** Based on 129,410,921 shares as reported in the Issuer’s Form 10-Q for the quarterly period ended October 31, 2004.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Susquehanna International Group, LLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 8,730,932*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 8,730,932*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,730,932*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.7%**

12.	Type of Reporting Person (See Instructions) HC, PN

*The reporting persons (other than Susquehanna International Group, LLP) are independent broker-dealers that are under common control and may be deemed to be a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares directly owned by it and that the reporting persons have shared voting and dispositive power with respect to all of the shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by the other reporting persons except that Susquehanna Investment Group and Susquehanna Securities share beneficial ownership with respect to 1,312,600 shares held in a joint account.

** Based on 129,410,921 shares as reported in the Issuer’s Form 10-Q for the quarterly period ended October 31, 2004.

Item 1.
	(a)	Name of Issuer Delta Air Lines, Inc. (the “Company”)
	(b)	Address of Issuer’s Principal Executive Offices 1030 Delta Boulevard, Atlanta, GA 30354, P.O. Box 20706, Atlanta, GA 30320

Item 2.
(a)

Name of Person Filing
(1) Susquehanna Investment Group (a “Reporting Person”)

(2) Susquehanna Securities (a “Reporting Person”)

(3) Susquehanna Capital Group (a “Reporting Person”)

(4) Susquehanna International Group, LLP (a “Reporting Person”)

(b)

Address of Principal Business Office or, if none, Residence
(1) 401 City Avenue, S-220, Bala Cynwyd, PA 19004
(2) One Commerce Center, 1201 N. Orange Street, Suite 715, Wilmington, DE 19801
(3) One Commerce Center, 1201 N. Orange Street, Suite 715, Wilmington, DE 19801
(4) 401 City Ave, S-220, Bala Cynwyd, PA 19004

	(c)	Citizenship (1) Pennsylvania (2) Delaware (3) Delaware (4) Delaware
	(d)	Title of Class of Securities Common Stock, $1.50 par value per share, of the Company (“Common Stock”)
	(e)	CUSIP Number

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☒	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o). Susquehanna Investment Group Susquehanna Securities Susquehanna Capital Group
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(1)	Susquehanna Investment Group
	(a)	Amount beneficially owned: 8,730,932
	(b)	Percent of class: 6.7%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 4,669,671
		(ii)	Shared power to vote or to direct the vote 8,730,932
		(iii)	Sole power to dispose or to direct the disposition of 4,669,671
		(iv)	Shared power to dispose or to direct the disposition of 8,730,932
	(2)	Susquehanna Securities
	(a)	Amount beneficially owned: 8,730,932
	(b)	Percent of class: 6.7%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 297,900
		(ii)	Shared power to vote or to direct the vote 8,730,932
		(iii)	Sole power to dispose or to direct the disposition of 297,900
		(iv)	Shared power to dispose or to direct the disposition of 8,730,932
	(3)	Susquehanna Capital Group
	(a)	Amount beneficially owned: 8,730,932
	(b)	Percent of class: 6.7%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 2,450,761
		(ii)	Shared power to vote or to direct the vote 8,730,932
		(iii)	Sole power to dispose or to direct the disposition of 2,450,761
		(iv)	Shared power to dispose or to direct the disposition of 8,730,932
	(4)	Susquehanna International Group, LLP
	(a)	Amount beneficially owned: 8,730,932
	(b)	Percent of class: 6.7%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 8,730,932
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 8,730,932

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Susquehanna Investment Group, BD, PN Susquehanna Securities, BD, PN Susquehanna Capital Group, BD, PN

Item 8.	Identification and Classification of Members of the Group
Susquehanna International Group, LLP, HC, PN Susquehanna Investment Group, BD, PN Susquehanna Securities, BD, PN Susquehanna Capital Group, BD, PN

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and  are  not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 11, 2005

Susquehanna Investment Group

	By:	/s/ Todd Silverberg
Todd Silverberg, General Counsel

Susquehanna Securities

	By:	/s/ Todd Silverberg
Todd Silverberg, General Counsel

Susquehanna Capital Group

	By:	/s/ Todd Silverberg
Todd Silverberg, General Counsel

Susquehanna International Group, LLP

	By:	/s/ Todd Silverberg
Todd Silverberg, General Counsel

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

A

Joint Filing Agreement, dated February 11, 2005, pursuant to Rule 13d-1(k) between Susquehanna Investment Group, Susquehanna Securities, Susquehanna Capital Group and Susquehanna International Group, LLP.

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the shares of Common Stock of Delta Air Lines, Inc., dated February 11, 2005, and any amendments thereto signed by each of the undersigned shall be filed on behalf of each of them pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934.

Date: February 11, 2005	Susquehanna Investment Group

	By:	/s/ Todd Silverberg
Todd Silverberg, General Counsel

Date: February 11, 2005	Susquehanna Securities

	By:	/s/ Todd Silverberg
Todd Silverberg, General Counsel

Date: February 11, 2005	Susquehanna Capital Group

	By:	/s/ Todd Silverberg
Todd Silverberg, General Counsel

Date: February 11, 2005	Susquehanna International Group, LLP

	By:	/s/ Todd Silverberg
Todd Silverberg, General Counsel